EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.

Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2016 and 2015

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The condensed consolidated interim financial statements of Avino Silver & Gold Mines Ltd. (the "Company") are the responsibility of the Company's management. The condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and reflect management's best estimates and judgments based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company's assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee reviews the results of the annual audit and reviews the condensed consolidated interim financial statements prior to their submission to the Board of Directors for approval.

The condensed consolidated interim financial statements as at June 30, 2016 and for the periods ended June 30, 2016 and 2015 have not been audited by the Company's independent auditors.

"David Wolfin"	"Malcolm Davidson"

David Wolfin	Malcolm Davidson, CPA, CA
President & CEO	Chief Financial Officer
August 15, 2016	August 15, 2016

AVINO SILVER & GOLD MINES LTD.

Condensed Consolidated Interim Statements of Financial Position

(Expressed in Canadian dollars)

	Note	June 30, 2016	December 31, 2015
		(unaudited)

ASSETS
Current assets
Cash		$10,665,086	$7,475,134
Amounts receivable		3,331,454	3,730,317
Taxes recoverable	3	4,700,425	3,053,035
Prepaid expenses and other assets		906,407	1,177,053
Inventory	4	8,170,978	4,612,234
		27,774,350	20,047,773

Exploration and Evaluation Assets	5	34,229,006	41,376,974
Plant, Equipment and Mining Properties	7	31,724,390	25,733,033
Reclamation Bonds		145,500	145,500
Investments	8	38,100	38,712
		$93,911,346	$87,341,992

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$3,616,280	$4,178,571
Amounts due to related parties	9(b)	229,577	217,822
Taxes payable		519,736	1,151,224
Current portion of term facility	10	861,133	6,458,660
Current portion of equipment loans	11	714,621	222,192
Current portion of finance lease obligations	12	1,816,119	1,815,747
Current portion of warrant liabilities	13	587,136	-
		8,344,602	14,044,216

Term Facility	10	11,194,734	7,381,340
Equipment Loans	11	1,570,970	731,918
Finance Lease Obligations	12	1,631,084	2,305,534
Warrant Liabilities	13	83,117	-
Reclamation Provision	14	5,614,642	6,047,369
Deferred Income Tax Liabilities		6,672,008	4,892,916
Total liabilities		35,111,157	35,403,293

EQUITY
Share Capital	15	72,727,821	62,262,954
Equity Reserves		8,969,091	9,531,512
Treasury Shares (14,180 shares, at cost)		(101,869)	(101,869)
Accumulated Other Comprehensive Income		2,915,669	5,652,534
Accumulated Deficit		(25,710,523)	(25,406,432)
Total Equity		58,800,189	51,938,699
		$93,911,346	$87,341,992

Commitments – Note 18

Subsequent Events – Note 21

Approved by the Board of Directors on August 15, 2016:

Gary Robertson	Director	David Wolfin	Director

The accompanying notes are an integral part of the condensed consolidated interim financial statements

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AVINO SILVER & GOLD MINES LTD.

Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss)

For the three and six months ended June 30, 2016 and 2015

(Expressed in Canadian dollars) (unaudited)

		Three months ended June 30,		Six months ended June 30,
	Note	2016	2015	2016	2015
Revenue from Mining Operations	16	$11,918,749	$5,908,883	$14,670,698	$10,194,424
Cost of Sales	16	8,700,117	3,535,980	9,676,881	5,733,665

Mine Operating Income		3,218,632	2,372,903	4,993,817	4,460,759
General and administrative expenses	17	1,112,537	1,094,459	1,995,281	2,030,385
Income before other items		2,106,095	1,278,444	2,998,536	2,430,374
Other Items
Foreign exchange gain (loss)		229,514	(196,370)	329,573	(136,377)
Interest and other income (expense)		4,277	(4,427)	41,004	22,852
Fair value adjustment on warrant liabilities		(670,253)	210,265	(670,253)	175,176
Accretion of reclamation provision		(116,063)	(33,677)	(149,617)	(67,555)
Interest expense		(41,476)	(43,514)	(80,889)	(76,701)
Unrealized gain (loss) on investments	8	7,448	3,708	(613)	29,754
Net Income Before Income Taxes		1,519,542	1,214,429	2,467,741	2,377,523
Income Taxes
Current income tax expense		(917,075)	(1,927,007)	(912,431)	(2,177,978)
Deferred income tax recovery (expense)		(1,052,554)	1,074,233	(1,947,351)	538,397
		(1,969,629)	(852,774)	(2,859,782)	(1,639,581)
Net Income (Loss)		(450,087)	361,655	(392,041)	737,942

Other Comprehensive Income (Loss) - Items that may be reclassified subsequently to income or loss Currency translation differences of foreign operations		(1,110,076)	(282,153)	(2,736,865)	1,609,554
Comprehensive Income (Loss)		$(1,560,163)	$79,502	$(3,128,906)	$2,347,496
Earnings (Loss) per Share
Basic	15(d)	$(0.01)	$0.01	$(0.01)	$0.02
Diluted	15(d)	$(0.01)	$0.01	$(0.01)	$0.02
Weighted Average Number of Common Shares Outstanding
Basic		39,569,018	35,819,166	39,199,301	35,798,371
Diluted		40,107,411	36,347,672	39,495,671	36,464,726

The accompanying notes are an integral part of the condensed consolidated interim financial statements

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AVINO SILVER & GOLD MINES LTD.

Condensed Consolidated Interim Statements of Changes in Equity

For the six months ended June 30, 2016 and 2015

(Expressed in Canadian dollars) (unaudited)

	Note	Number of Common Shares	Share Capital Amount	Equity Reserves	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Equity

Balance, December 31, 2014		35,374,813	$58,606,898	$10,797,709	$(101,869)	$1,672,009	$(25,924,356)	$45,050,391
Common shares issued for cash:
Brokered public offerings	15	901,609	1,409,901	-	-	-	-	1,409,901
Less share issuance costs	15	-	(99,670)	-	-	-	-	(99,670)
Exercise of stock options	15	151,000	144,570	-	-	-	-	144,570
Carrying value of stock options exercised		-	206,523	(206,523)	-	-	-	-
Share-based payments		-	-	8,348	-	-	-	8,348
Net income for the period		-	-	-	-	-	737,942	737,942
Currency translation differences of foreign operations		-	-	-	-	1,609,554	-	1,609,554
Balance, June 30, 2015		36,427,422	$60,268,222	$10,599,534	$(101,869)	$3,281,563	$(25,186,414)	$48,861,036
Balance, December 31, 2015		37,298,009	$62,262,954	$9,531,512	$(101,869)	$5,652,534	$(25,406,432)	$51,938,699
Common shares issued for cash:
Brokered public offerings	15	5,352,255	10,079,858	-	-	-	-	10,079,858
Less share issuance costs	15	-	(451,062)	-	-	-	-	(451,062)
Exercise of stock options	15	320,000	361,600	-	-	-	-	361,600
Carrying value of stock options exercised		-	474,471	(474,471)	-	-	-	-
Stock options cancelled or expired		-	-	(87,950)	-	-	87,950	-
Net loss for the period		-	-	-	-	-	(392,041)	(392,041)
Currency translation differences of foreign operations		-	-	-	-	(2,736,865)	-	(2,736,865)
Balance, June 30, 2016		42,970,264	$72,727,821	$8,969,091	$(101,869)	$2,915,669	$(25,710,523)	$58,800,189

The accompanying notes are an integral part of the condensed consolidated interim financial statements

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AVINO SILVER & GOLD MINES LTD.

Condensed Consolidated Interim Statements of Cash Flows

For the six months ended June 30, 2016 and 2015

(Expressed in Canadian dollars) (unaudited)

	Note	2016	2015

Cash Provided By (Used In):
Operating Activities
Net income (loss)		$(392,041)	$737,942
Adjustments for non-cash items:
Deferred income tax expense (recovery)		1,947,351	(538,397)
Depreciation and depletion		817,313	582,033
Fair value adjustment on warrant liabilities		670,253	(175,176)
Accretion of reclamation provision		149,617	67,555
Unrealized loss (gain) on investments		613	(29,754)
Foreign exchange loss (gain)		(1,268,148)	115,830
Share-based payments		-	8,348
		1,924,958	768,381

Net change in non-cash working capital items	19	(2,988,461)	(33,869)

		(1,063,503)	734,512
Financing Activities
Shares and units issued for cash, net of issuance costs		9,990,396	1,454,801
Finance lease payments		(950,238)	(674,470)
Term facility payment		(861,134)	-
Equipment loan payments		(336,460)	-

		7,842,564	780,331

Investing Activities
Recovery of exploration costs from concentrate proceeds		5,994,516	4,946,538
Exploration and evaluation expenditures		(7,758,118)	(11,814,836)
Additions to plant, equipment and mining properties		(1,588,306)	(1,818,738)
Net change in non-cash working capital – concentrate prepayment		-	6,276,302
		(3,351,908)	(2,410,734)

Change in cash		3,427,153	(895,891)

Effect of exchange rate changes on cash		(237,201)	(97,717)

Cash, Beginning		7,475,134	4,249,794

Cash, Ending		$10,665,086	$3,256,186

Supplementary Cash Flow Information (Note 19)

The accompanying notes are an integral part of the condensed consolidated interim financial statements

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AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the six months ended June 30, 2016 and 2015

(Expressed in Canadian dollars) (unaudited)

1.	NATURE OF OPERATIONS

Avino Silver & Gold Mines Ltd. (the "Company" or "Avino") was incorporated in 1968 under the laws of the Province of British Columbia, Canada. The Company is engaged in the production and sale of silver, gold, and copper and the acquisition, exploration, and advancement of mineral properties.

The Company's head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company is a reporting issuer in Canada and the United States and trades on the TSX Venture Exchange ("TSX-V"), the NYSE MKT, and the Frankfurt and Berlin Stock Exchanges.

The Company owns interests in mineral properties located in Durango, Mexico as well as in British Columbia and the Yukon, Canada. On October 1, 2012, the Company commenced production of silver and gold at levels intended by management at its San Gonzalo mine in the state of Durango, Mexico.

2.	BASIS OF PRESENTATION

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 – Interim Financial Reporting under International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB"). These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements of the Company, except for the accounting policies which have changed as a result of the adoption of new and revised standards and interpretations which are effective January 1, 2016. These condensed consolidated interim financial statements do not contain all of the information required for full annual financial statements. Accordingly, these condensed consolidated interim financial statements should be read in conjunction with the Company's December 31, 2015 annual consolidated financial statements, which were prepared in accordance with IFRS as issued by the IASB.

Basis of Presentation

These condensed consolidated interim financial statements are expressed in Canadian dollars and have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting on a going concern basis. The accounting policies set out below have been applied consistently to all years presented in these condensed consolidated interim financial statements as if the policies have always been in effect.

Significant Accounting Judgments and Estimates

The Company's management makes judgments in its process of applying the Company's accounting policies to the preparation of its condensed consolidated interim financial statements. In addition, the preparation of financial data requires that the Company's management make assumptions and estimates of the impacts on the carrying amounts of the Company's assets and liabilities at the end of the reporting period from uncertain future events and on the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company's assets and liabilities are accounted for prospectively.

The critical judgments and estimates applied in the preparation of the Company's unaudited condensed consolidated interim financial statements for the six months ended June 30, 2016 are consistent with those applied and disclosed in note 2 to the Company's audited consolidated financial statements for the year ended December 31, 2015. Effective April 1, 2016, management determined that the Avino Mine, located in the "ET zone" on the La Platosa property, had commenced production at levels intended by management, as explained in the section "commencement of production at levels intended by management" below.

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AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the six months ended June 30, 2016 and 2015

(Expressed in Canadian dollars) (unaudited)

2.	BASIS OF PRESENTATION (continued)

Significant Accounting Judgments and Estimates (continued)

Commencement of production at levels intended by management

Prior to reaching production levels intended by management, costs incurred are capitalized as part of the costs of related exploration and evaluation assets, and proceeds from concentrate sales are offset against costs capitalized. Depletion of capitalized costs for mining properties and depreciation of plant and equipment begin when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the intended production levels, including production capacity, recoveries, and number of uninterrupted production days. The results of operations of the Company during the periods presented in these condensed consolidated financial statements have been impacted by management's determination that the Avino Mine had achieved production levels intended by management as of April 1, 2016.

The basis for achievement of production levels intended by management as indicated by technical feasibility and commercial viability is generally established with proven reserves based on a NI 43-101-compliant technical report or a comparable resource statement and feasibility study, combined with pre-production operating statistics and other factors. In cases where the Company does not have a NI 43-101-compliant reserve report on which to base a production decision, such as with the Avino Mine, the technical feasibility and commercial viability of extracting a mineral resource are considered in light of additional factors including but not limited to:

•	Acquisition and installation of all critical capital components to achieve desired mining and processing results has been completed. Capital components have been acquired directly and are also available on an as-needed basis from the underground mining contractor;

•	The necessary labour force, including mining contractors, has been secured to mine and process at planned levels of output;

•	The mill has consistently processed at levels above design capacity and budgeted production levels with consistent recoveries and grades; and,

•	The Company has entered into a long-term sales agreement for Avino Mine concentrates.

Basis of Consolidation The condensed consolidated interim financial statements include the accounts of the Company and its Canadian and Mexican subsidiaries as follows:

Subsidiary	Ownership Interest	Jurisdiction	Nature of Operations

Oniva Silver and Gold Mines S.A. de C.V.	100%	Mexico	Mexican operations and administration
Promotora Avino, S.A. de C.V. ("Promotora")	79.09%	Mexico	Holding company
Compañía Minera Mexicana de Avino, S.A. de C.V. ("Avino Mexico")	98.45% direct 1.22% indirect (Promotora) 99.67% effective	Mexico	Mining and exploration
Bralorne Gold Mines Ltd.	100%	Canada	Mining and exploration

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AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the six months ended June 30, 2016 and 2015

(Expressed in Canadian dollars) (unaudited)

2.	BASIS OF PRESENTATION (continued)

Basis of Consolidation (continued)

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the condensed consolidated financial statements.

On October 20, 2014, the Company acquired a 100% ownership interest in Bralorne Gold Mines Ltd. ("Bralorne").

On August 26, 2015, the Company converted existing loans advanced to Avino Mexico into new additional shares, resulting in an increase of the Company's ownership by 0.01% to an effective 99.67%. The intercompany loans and investments are eliminated upon consolidation of the financial statements. The Company had a pre-existing effective ownership interest of 99.66% in Avino Mexico prior to the 0.01% increase. The issuance of shares to the Company by Avino Mexico on August 26, 2015, resulted in a reduction in the non-controlling interest from 0.34% to 0.33%.

Financial Instruments

All financial assets are initially recorded at fair value and classified into one of four categories: held to maturity, available for sale, loans and receivables, or fair value through profit or loss ("FVTPL"). All financial liabilities are initially recorded at fair value and classified as either FVTPL or other financial liabilities. Loans and receivables and other financial liabilities are subsequently measured at amortized cost. Financial instruments comprise cash, amounts receivable, investments in related and other companies, reclamation bonds, accounts payable, amounts due to related parties, and finance lease obligations.

The Company has classified its cash, investments, and derivative liabilities as FVTPL. Amounts receivable and reclamation bonds are classified as loans and receivables. Accounts payable, amounts due to related parties, term facility, equipment loans and finance lease obligations are classified as other financial liabilities.

Subsequent to initial recognition, financial assets are measured in accordance with the following:

(i)	Financial assets classified as fair value through profit or loss are measured at fair value. All gains and losses resulting from changes in their fair value are included in net income (loss) in the period in which they arise.

(ii)	Held-to-maturity investments and loans and receivables are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and transaction costs are amortized into net income (loss), using the effective interest method less any impairment.

(iii)	Available-for-sale financial assets are measured at fair value, with unrealized gains and losses recorded in other comprehensive income (loss) until the asset is realized, at which time they will be recorded in net income (loss). Other than temporary impairments on available-for-sale financial assets are recorded in net income (loss).

Subsequent to initial recognition, financial liabilities are measured in accordance with the following:

(i)	Financial liabilities classified as other financial liabilities are initially recognized at fair value less transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability or, where appropriate, a shorter period.

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AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the six months ended June 30, 2016 and 2015

(Expressed in Canadian dollars) (unaudited)

2.	BASIS OF PRESENTATION (continued)

Financial Instruments (continued)

(ii)	Financial liabilities classified as fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as fair value through profit or loss. Fair value changes on financial liabilities classified as fair value through profit or loss are recognized in net income (loss). At June 30, 2016, the Company classified share purchase warrants with an exercise price in U.S. dollars (see Note 13) as financial liabilities at fair value through profit or loss. As these warrants are exercised, the fair value of the recorded derivative liability on date of exercise is included in share capital along with the proceeds from the exercise. If these warrants expire, the related decrease in the derivative liability is recognized in net income (loss).

Recent Accounting Pronouncements

The following accounting standards were issued but not yet effective as of June 30, 2016:

IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The standard is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact the final standard is expected to have on its condensed consolidated interim financial statements.

IFRS 9 – Financial Instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments ("IFRS 9") which is intended to reduce the complexity in the classification and measurement of financial instruments. The standard is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact the final standard is expected to have on its condensed consolidated interim financial statements.

IFRS 7 Financial instruments: Disclosure

IFRS 7 was amended to require additional disclosures on transition from IAS 39 to IFRS 9. The standard is effective on adoption of IFRS 9, which is effective for annual periods commencing on or after January 1, 2018. The Company is currently evaluating the impact this standard is expected to have on its condensed consolidated interim financial statements.

IFRS 16 Leases

IFRS 16 was issued on January 13, 2016, and will be effective for accounting periods beginning on or after January 1, 2019. Early adoption is permitted, provided the Company has adopted IFRS 15. This standard sets out a new model for lease accounting. The Company is currently evaluating the impact this standard is expected to have on its condensed consolidated interim financial statements.

Annual improvements

In September 2014, the IASB issued the Annual Improvements 2012-2014 cycle, effective for annual periods beginning on or after July 1, 2016. These annual improvements made necessary but non-urgent amendments to existing IFRSs. These amendments are not expected to have a significant impact on the Company's condensed consolidated interim financial statements.

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AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the six months ended June 30, 2016 and 2015

(Expressed in Canadian dollars) (unaudited)

3.	TAXES RECOVERABLE

The Company's taxes recoverable consist of the Mexican I.V.A. ("VAT") and income taxes recoverable and Canadian sales taxes ("GST/HST") recoverable.

	June 30, 2016	December 31, 2015
VAT recoverable	$2,574,697	$1,641,023
Income taxes recoverable	1,998,793	1,240,685
GST/HST recoverable	126,935	171,327

	$4,700,425	$3,053,035

4.	INVENTORY

	June 30, 2016	December 31, 2015
Process material stockpiles	$3,962,856	$3,369,961
Concentrate inventory	2,930,511	221,437
Materials and supplies	1,277,611	1,020,836

	$8,170,978	$4,612,234

The amount of inventory recognized as an expense for the six months ended June 30, 2016 totalled $9,676,881 (June 30, 2015 – $5,733,665), and includes production costs and depreciation and depletion directly attributable to the inventory production process.

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AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the six months ended June 30, 2016 and 2015

(Expressed in Canadian dollars) (unaudited)

5.	EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition, exploration and evaluation costs which are not subject to depletion:

	Durango, Mexico	British Columbia, Canada	Yukon, Canada	Total

Balance, January 1, 2015	$19,281,859	$10,627,360	$1	$29,909,220

Costs incurred during 2015:
Mine and camp costs	20,171,792	5,233,511	-	25,405,303
Provision for reclamation	-	3,860,437	-	3,860,437
Effect of movements in exchange rates	1,560,711	-	-	1,560,711
Depreciation of plant and equipment	1,002,747	153,575	-	1,156,322
Drilling and exploration	81,545	700,920	-	782,465
Interest and financing costs	240,338	259,659	-	499,997
Geological and related services	119,262	133,331	-	252,593
Assessments and taxes	137,586	41,909	-	179,495
Assays	-	45,727	-	45,727
Sale of concentrate	(21,501,272)	(774,024)	-	(22,275,296)

Balance, December 31, 2015	$21,094,568	$20,282,405	$1	$41,376,974
Costs incurred during 2016:
Mine and camp costs	4,502,020	2,376,178	-	6,878,198
Depreciation of plant and equipment	270,999	140,854	-	411,853
Interest and other costs	136,128	231,572	-	367,700
Drilling and exploration	233,550	77,181	-	310,731
Geological and related services	15,620	104,464	-	120,084
Assessments and taxes	53,787	27,614	-	81,401
Transfers	(8,679,262)	-	-	(8,679,262)
Sale of concentrate	(5,994,516)	-	-	(5,994,516)
Effect of movements in exchange rates	(644,157)	-	-	(644,157)

Balance, June 30, 2016	$10,988,737	$23,240,268	$1	$34,229,006

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AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the six months ended June 30, 2016 and 2015

(Expressed in Canadian dollars) (unaudited)

5.	EXPLORATION AND EVALUATION ASSETS (continued) Additional information on the Company's exploration and evaluation properties by region is as follows:

(a)	Durango, Mexico

The Company's subsidiary Avino Mexico owns 42 mineral claims and leases 4 mineral claims in the state of Durango, Mexico. The Company's mineral claims in Mexico are divided into the following four groups:

(i)	Avino mine area property

The Avino mine area property is situated around the towns of Panuco de Coronado and San Jose de Avino and surrounding the historic Avino mine site. There are four exploration concessions covering 154.4 hectares, 24 exploitation concessions covering 1,284.7 hectares, and one leased exploitation concession covering 98.83 hectares. Within the Avino mine site area is the Company's San Gonzalo mine which achieved production levels intended by management as of October 1, 2012, and on that date accumulated exploration and evaluation costs for the San Gonzalo mine were transferred to mining properties.

(ii)	Gomez Palacio property

The Gomez Palacio property is located near the town of Gomez Palacio, and consists of nine exploration concessions covering 2,549 hectares.

(iii)	Santiago Papasquiaro property

The Santiago Papasquiaro property is located near the village of Papasquiaro, and consists of four exploration concessions covering 2,552.6 hectares and one exploitation concession covering 602.9 hectares.

(iv)	Unification La Platosa properties

The Unification La Platosa properties, consisting of three leased concessions in addition to the leased concession described in note (i) above, are situated within the Avino mine area property around the towns of Panuco de Coronado and San Jose de Avino and surrounding the formerly producing Avino mine.

In February 2012, the Company's wholly-owned Mexican subsidiary entered into a new agreement with Minerales de Avino, S.A. de C.V. ("Minerales") whereby Minerales has indirectly granted to the Company the exclusive right to explore and mine the La Platosa property known as the "ET zone". The ET zone includes the Avino Mine, where production at levels intended by management was achieved on April 1, 2016.

Under the agreement, the Company has obtained the exclusive right to explore and mine the property for an initial period of 15 years, with the option to extend the agreement for another 5 years. In consideration of the granting of these rights, the Company issued 135,189 common shares with a fair value of $250,100 during the year ended December 31, 2012.

The Company has agreed to pay to Minerales a royalty equal to 3.5% of net smelter returns ("NSR") at the commencement of production from the property. In addition, after the start of production, if the minimum monthly processing rate of the mine facilities is less than 15,000 tonnes, then the Company must pay to Minerales a minimum royalty equal to the applicable NSR royalty based on processing at a monthly rate of 15,000 tonnes.

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AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the six months ended June 30, 2016 and 2015

(Expressed in Canadian dollars) (unaudited)

5.	EXPLORATION AND EVALUATION ASSETS (continued)

(a)	Durango, Mexico (continued)

(iv)	Unification La Platosa properties (continued)

Minerales has also granted to the Company the exclusive right to purchase a 100% interest in the property at any time during the term of the agreement (or any renewal thereof), upon payment of US$8 million within 15 days of the Company's notice of election to acquire the property. The purchase would be subject to a separate purchase agreement for the legal transfer of the property.

The Company commenced production at levels intended by management at the Avino Mine on April 1, 2016. In connection with the transition to production at levels intended by management the Company assessed the $8,679,262 estimated carrying value of Avino Mine exploration and evaluation assets for impairment, and subsequently transferred the carrying value to inventory in the amount of $3,408,766 and to mining properties in the amount of $5,270,496.

In the periods before production at levels intended by management had been achieved, the Company recorded in its consolidated statement of financial position the costs of extracting and processing mineralized material from the Avino Mine as exploration and evaluation costs, and recorded a reduction to the carrying value of those costs for any proceeds from sales of Avino Mine concentrate. For the six months ended June 30, 2016, the Company reduced its exploration and evaluation costs in the condensed consolidated interim statement of financial position by $5,994,516 (US$4,640,796) for sales of 2,603 tonnes of Avino Mine copper/silver/gold concentrate, prior to commencing production at levels intended by management on April 1, 2016.

(b)	British Columbia, Canada

(i)	Bralorne Mine

The Company owns a 100% undivided interest in certain mineral properties located in the Lillooet Mining Division. There is an underlying agreement on 12 crown grants in which the Company is required to pay 1.6385% of Net Smelter Proceeds of Production from the claims, and pay fifty cents ($0.50) per ton of ore produced from these claims if the ore grade exceeds 0.75 ounces per ton gold.

(ii)	Minto and Olympic-Kelvin properties

The Company's mineral claims in British Columbia encompass two additional properties, Minto and Olympic-Kelvin, each of which consists of 100% owned Crown-granted mineral claims located in the Lillooet Mining Division.

(c)	Yukon, Canada

The Company has a 100% interest in 14 quartz leases located in the Mayo Mining Division of Yukon, Canada which collectively comprise the Eagle property. In January 2012, the Company entered into an option agreement on the Eagle property, under which the optionee is required to make cash payments, incur exploration expenditures, and issue shares to the Company in order to earn a 75% interest in the property. During the year ended December 31, 2015, the optionee withdrew from the option agreement, and the entire interest in the property reverted back to the Company.

- 13 -

AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the six months ended June 30, 2016 and 2015

(Expressed in Canadian dollars) (unaudited)

6.	NON-CONTROLLING INTEREST

At June 30, 2016, the Company had an effective 99.67% (December 31, 2015 - 99.67%) interest in its subsidiary Avino Mexico and the remaining 0.33% (December 31, 2015 - 0.33%) interest represents a non-controlling interest. The accumulated deficit and current period income (loss) attributable to the non-controlling interest are insignificant and accordingly have not been recognized in the condensed consolidated interim financial statements.

7.	PLANT, EQUIPMENT AND MINING PROPERTIES

	Mining properties	Office equipment, furniture, and fixtures	Computer equipment	Mine machinery and transportation equipment	Mill machinery and processing equipment	Buildings	Total
	$	$	$	$	$	$	$
COST
Balance at January 1, 2015	4,518,129	65,519	223,051	8,474,154	7,074,760	1,584,932	21,940,545
Additions and transfers	799,208	14,972	47,701	4,088,146	1,817,862	154,394	6,922,283
Effect of movements in exchange rates	810,601	11,755	40,018	1,520,355	1,269,289	284,354	3,936,372
Balance at December 31, 2015	6,127,938	92,246	310,770	14,082,655	10,161,911	2,023,680	32,799,200
Additions and transfers	5,691,651	8,721	18,845	2,524,018	462,170	324,653	9,030,058
Effect of movements in exchange rates	(367,625)	(5,534)	(18,644)	(844,841)	(609,629)	(121,404)	(1,967,677)
Balance at June 30, 2016	11,451,964	95,433	310,971	15,761,832	10,014,452	2,226,929	39,861,581

ACCUMULATED DEPLETION AND DEPRECIATION
Balance at January 1, 2015	773,099	22,362	68,704	1,999,069	444,089	459,709	3,767,032
Additions	708,020	11,299	41,839	1,464,662	331,726	65,741	2,623,287
Effect of movements in exchange rates	138,703	4,012	12,326	358,656	79,674	82,477	675,848
Balance at December 31, 2015	1,619,822	37,673	122,869	3,822,387	855,489	607,927	7,066,167
Additions	575,099	5,537	17,008	697,146	159,683	40,462	1,494,936
Effect of movements in exchange rates	(97,176)	(2,261)	(7,371)	(51,322)	(229,311)	(36,471)	(423,912)
Balance at June 30, 2016	2,097,745	40,949	132,506	4,468,211	785,861	611,918	8,137,191

NET BOOK VALUE

At June 30, 2016	9,354,219	54,483	178,465	11,293,621	9,228,591	1,615,011	31,724,390
At December 31, 2015	4,508,116	54,573	187,901	10,260,268	9,306,422	1,415,753	25,733,033

Mining properties includes $5,270,496 reclassified from exploration and evaluation assets in connection with the commencement of production at levels intended by management on April 1, 2016. Buildings includes $418,797 as at June 30, 2016 (December 31, 2015 - $526,033), on which no depreciation was charged in the periods then ended.

- 14 -

AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the six months ended June 30, 2016 and 2015

(Expressed in Canadian dollars) (unaudited)

8.

INVESTMENTS

The Company classifies its investments as long-term investments designated at fair value through profit and loss, except for investments in shares of private companies which are measured at cost as they do not have a quoted price in an active market and their fair value cannot be reliably measured.

Investments are summarized as follows:

		Accumulated Unrealized Gains	Fair Value June 30,	Fair Value December 31,
	Cost	(Losses)	2016	2015
(a) Avaron Mining Corp.	$40,000	$(40,000)	$-	$-
(b) Benz Mining Corp.	14,500	(13,500)	1,000	2,000
(c) Levon Resources Ltd.	803	19,671	20,474	12,708
(c) VBI Vaccines Inc.	3,433	13,193	16,626	24,004
(d) Oniva International Services Corp.	1	(1)	-	-
	$58,737	$(20,637)	$38,100	$38,712

During the six months ended June 30, 2016, the Company recorded an unrealized loss of $613 (June 30, 2015 – unrealized gain of $29,754) on its investments, representing the change in fair value during the period.

(a)	Avaron Mining Corp. ("Avaron")

In January 2012, the Company acquired 150,000 common shares of Avaron at a cost of $15,000. In April 2013, Avino received an additional 250,000 common shares at a cost of $25,000. During the year ended December 31, 2015, the carrying value of the Avaron shares was written down to $Nil.

(b)	Benz Mining Corp. ("Benz")

In April 2013, the Company acquired 50,000 common shares of Benz, and the value assigned at the time to the investment was based on the market price of Benz's common shares on the date the agreement was entered into.

(c)	Levon Resources Ltd. ("Levon") and VBI Vaccines Inc. ("VBI")

The Company's investment in Levon consists of 70,600 common shares with a quoted market value of $20,474 as at June 30, 2016 (December 31, 2015 – 70,600 common shares with a quoted market value of $12,708.)

The Company's investment in VBI was initially obtained in a transaction between Levon and SciVac Therapeutics Inc. ("SciVac") during the year ended December 31, 2015 which resulted in the Company exchanging 140,200 common shares of Levon for 140,200 common shares of SciVac. As at June 30, 2016, the Company's investment in VBI (formerly SciVac) consists of 3,530 common shares with a quoted market value of $16,626 (December 31, 2015 – 141,200 common shares with a quoted market value of $24,004). During the three months ended June 30, 2016, SciVac completed a reverse-takeover of VBI with VBI continuing as the surviving corporation. SciVac changed its name to VBI Vaccines Inc. and its trading symbol on the TSX to "VBV", and listed its shares on the Nasdaq Capital Market. In connection with the VBI transaction a 1:40 share consolidation of SciVac shares was effected on April 29, 2016 and SciVac's shares began trading on a split-adjusted basis on May 2, 2016. Prior to the VBI transaction the Company held 141,200 common shares of SciVac, and upon completion held 3,530 common shares of VBI.

- 15 -

AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the six months ended June 30, 2016 and 2015

(Expressed in Canadian dollars) (unaudited)

8.	INVESTMENTS (Continued)

(d)	Oniva International Services Corp. ("Oniva")

Prior to December 2015, the Company held a 1/5 indirect beneficial ownership interest in Oniva International Services Corp. ("Oniva"), with four other companies holding equal 1/5 indirect beneficial ownership interests. David Wolfin and Malcolm Davidson, the Company's CEO and CFO, serve as directors of Oniva, and certain of the Company's directors and officers also serve in those capacities in the four other companies. The companies' interests in Oniva were held in trust by David Wolfin until November 2015, when the beneficial ownership interests were dissolved, and legal and beneficial ownership was then solely held by Mr. Wolfin. See Note 9(c) for a description of transactions with Oniva and Note 18 for disclosure of the Company's commitments with Oniva.

9.	RELATED PARTY TRANSACTIONS AND BALANCES

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a)	Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the three months ended June 30, 2016 and 2015 were as follows:

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Salaries, benefits, and consulting fees	$254,736	$199,914	$494,326	$385,419

(b)	Amounts due to/from related parties

In the normal course of operations the Company transacts with companies related to Avino's directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. Advances to Oniva International Services Corp. of $159,251 (December 31, 2015 - $187,532) for expenditures to be incurred on behalf of the Company are included in prepaid expenses and other assets on the consolidated statements of financial position. As at June 30, 2016 and December 31, 2015, the following amounts were due to related parties:

	June 30, 2016	December 31, 2015
Oniva International Services Corp.	$172,288	$164,285
Directors	36,500	47,741
Jasman Yee & Associates, Inc.	20,789	5,796
	$229,577	$217,822

- 16 -

AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the six months ended June 30, 2016 and 2015

(Expressed in Canadian dollars) (unaudited)

9.	RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

(c)	Other related party transactions

The Company has entered into a cost sharing agreement with Oniva International Services Corp. ("Oniva") for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company's percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company. The cost sharing agreement may be terminated with one-month notice by either party without penalty. The transactions with Oniva during the three months ended June 30, 2016 and 2015 are summarized below:

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Office and miscellaneous	$68,352	$204,964	$325,288	$367,855
Salaries and benefits	58,255	112,503	170,957	230,180
Exploration and evaluation assets	65,231	-	150,877	-
	$191,838	$317,467	$647,122	$598,035

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation ("ICC"), a company controlled by David Wolfin, the Company's president and CEO and also a director, for consulting services. For the six months ended June 30, 2016, the Company paid $152,500 (2015 - $125,000) to ICC.

The Company pays Jasman Yee & Associates, Inc. ("JYAI"), a company whose managing director is Jasman Yee, a director of the Company, for operational, managerial, metallurgical, engineering and consulting services related to the Company's activities. For the six months ended June 30, 2016 and 2015, the Company paid $63,280 and $36,960 respectively to JYAI.

The Company pays Wear Wolfin Designs Ltd. ("WWD"), a company whose director is the brother-in-law of David Wolfin, the Company's president and CEO and also a director, for financial consulting services related to ongoing consultation with stakeholders and license holders. For the six months ended June 30, 2016 and 2015, the Company paid $12,500 and $15,000 respectively to WWD.

10.	TERM FACILITY

In July 2015, the Company entered into a term facility with Samsung C&T U.K. Limited ("Samsung"). Pursuant to the agreement, in August 2015 Avino commenced selling concentrates produced from the Avino Mine on an exclusive basis to Samsung, continuing for a period of 24 months, and Samsung made a payment of US$10,000,000 in respect of the facility. Samsung pays for the concentrates at the prevailing metal prices for their silver, copper, and gold content at or about the time of delivery, less treatment, refining, shipping and insurance charges. Interest is charged on the facility at a rate of U.S. dollar LIBOR (3 month) plus 4.75%, and the facility will be repaid in 15 consecutive equal monthly instalments starting in June 2016.

During the three months ended June 30, 2016, the Company and Samsung agreed to amend the term facility. Under the amendment the Company made one repayment of US$666,666 (U.S.) in June 2016 and will repay the remaining balance in 14 equal monthly instalments commencing in June 2017 and ending July 2018, and the Company will sell Avino Mine concentrates on an exclusive basis to Samsung until December 2019. The facility is secured by the common shares of the Company's wholly-owned subsidiary Bralorne Gold Mines Ltd.

- 17 -

AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the six months ended June 30, 2016 and 2015

(Expressed in Canadian dollars) (unaudited)

11.	EQUIPMENT LOANS

The Company has entered into loans for mining equipment maturing between 2018 and 2020 with fixed interest rates of 4.35% and 4.75% per annum. The Company's obligations under the loans are secured by the mining equipment. As at June 30, 2016, plant, equipment and mining properties includes a net carrying amount of $2,573,287 (December 31, 2015 - $977,582) for this mining equipment.

The Contractual maturity and interest charges in respect of the Company's obligations under equipment loans are as follows:

	June 30, 2016	December 31, 2015
Not later than one year	$844,661	$261,386
Later than one year and not later than five years	1,615,806	784,595
Less: Future interest charges	(174,876)	(91,871)
Present value of loan payments	2,285,591	954,110
Less: Current portion	(714,621)	(222,192)
Non-current portion	$1,570,970	$731,918

The equipment loan credit facilities are a component of the master credit facilities described in Note 12.

12.	FINANCE LEASE OBLIGATIONS

The Company has entered into mining equipment leases expiring between 2016 and 2020 with interest rates ranging from 4.50% to 13.90% per annum. The Company has the option to purchase the mining equipment at the end of the lease term for a nominal amount. The Company's obligations under finance leases are secured by the lessor's title to the leased assets. As at June 30, 2016, plant, equipment and mining properties includes a net carrying amount of $7,082,759 (December 31, 2015 - $8,162,189) for this leased mining equipment.

The contractual maturities and interest charges in respect of the Company's finance lease obligations are as follows:

	June 30, 2016	December 31, 2015

Not later than one year	$1,931,110	$1,960,844
Later than one year and not later than five years	1,745,202	2,464,106
Less: Future interest charges	(229,109)	(303,669)
Present value of minimum lease payments	3,447,203	4,121,281
Less: Current portion	(1,816,119)	(1,815,747)
Non-current portion	$1,631,084	$2,305,534

The Company has two master credit facilities with equipment suppliers for a total of US$10,375,400. The facilities are used to acquire equipment necessary for advancing operations at the San Gonzalo Mine and for continuing exploration activity at the Avino Mine and the Bralorne Mine. As of June 30, 2016, the Company had US$6,315,009 in available credit remaining under these facilities.

- 18 -

AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the six months ended June 30, 2016 and 2015

(Expressed in Canadian dollars) (unaudited)

13.	WARRANT LIABILITIES

The Company's warrant liabilities arise as a result of the issuance of warrants exercisable in U.S. dollars. As the denomination is different from the Canadian dollar functional currency of the entity issuing the underlying shares, the Company recognizes a derivative liability for these warrants and re-measures the liability at the end of each reporting period using the Black-Scholes model.

A reconciliation of the changes in the warrant liabilities during the six months ended June 30, 2016 is as follows:

	June 30, 2016	December 31, 2015

Balance at beginning of the period	$-	$239,690
Fair value adjustment	670,253	(239,690)
Balance at end of the period	$670,253	$-

Derivative warrants of $587,136 with an expiry date within the next twelve months are presented as current liabilities, and derivative warrants of $83,117 with more than one year until expiry are presented as non-current liabilities.

Continuity of derivative warrants during the six months ended June 30, 2016 is as follows:

	Underlying Shares	Weighted Average Exercise Price
Derivative warrants outstanding and exercisable, December 31, 2015	1,033,059	US$	2.87
Issued	40,000	US$	1.00

Derivative warrants outstanding and exercisable, June 30, 2016	1,073,059	US$	2.80

Derivative warrants outstanding and exercisable as at June 30, 2016 are as follows:

	Exercise		Derivative Warrants Outstanding and Exercisable
Expiry Date	Price per Share		June 30, 2016	December 31, 2015

February 25, 2017	US$	2.87	1,033,059	1,033,059
March 14, 2019	US$	1.00	40,000	-

As at June 30, 2016, the weighted average remaining contractual life of warrants outstanding was 0.73 years.

Valuation of the warrant liability requires the use of highly subjective estimates and assumptions including the expected stock price volatility. The expected volatility used in valuing warrants is based on volatility observed in historical periods. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the warrant liability was calculated using the Black-Scholes model with the following weighted average assumptions and resulting fair values:

	June 30, 2016	December 31, 2015
Weighted average assumptions:
Risk-free interest rate	0.52%	0.48%
Expected dividend yield	0%	0%
Expected option life (years)	0.72	1.14
Expected stock price volatility	75.59%	46.02%
Weighted average fair value	$0.62	$0.00

- 19 -

AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the six months ended June 30, 2016 and 2015

(Expressed in Canadian dollars) (unaudited)

14.	RECLAMATION PROVISION

Management's estimate of the reclamation provision at June 30, 2016 is $5,614,642 (December 31, 2015 - $6,047,369), and the undiscounted value of the obligation is $6,498,210 (December 31, 2015 - $6,790,812.)

The present value of the obligation in Mexico was calculated using a risk-free interest rate of 7% (December 31, 2015 – 7%) and an inflation rate of 4.25% (December 31, 2015 – 4.25%). Reclamation activities are estimated to begin in 2019 for San Gonzalo and in 2028 for the Avino Mine.

The present value of the obligation for Bralorne was calculated using a risk-free interest rate of 3% (December 31, 2015 – 3%) and an inflation rate of 2.45% (December 31, 2015 – 2.45%). Reclamation activities are estimated to begin in 2021.

A reconciliation of the changes in the reclamation provision during the periods is as follows:

	June 30, 2016	December 31, 2015

Balance at beginning of the period	$6,047,369	$2,005,881
Unwinding of discount	149,617	136,925
Changes in estimates	(328,834)	-
Effect of movements in exchange rates	(253,510)	44,126
New provision recognized for the Bralorne Mine project	-	3,860,437
Balance at end of the period	$5,614,642	$6,047,369

15.	SHARE CAPITAL AND SHARE-BASED PAYMENT

(a)	Authorized: Unlimited common shares without par value.

(b)	Issued:

(i)	During the six months ended June 30, 2016, the Company continued to issue shares in an at-the-market offering under prospectus supplements, the latest of which was filed on June 14, 2016 for up to US$15,000,000. The Company sold an aggregate of 4,552,255 common shares at an average price of $1.98 (US$1.53) per common share for gross proceeds of $9,019,858 (US$6,969,630) during the six months ended June 30, 2016 (proceeds of $1,417,738 were paid subsequent to June 30, 2016). The Company paid a 3% cash commission on the gross proceeds in the amount of $270,589 (US$209,089) and incurred additional accounting, legal, and regulatory costs of $76,449.

During the six months ended June 30, 2016, the Company also issued shares in a brokered public offering issued under a separate US$800,000 prospectus supplement filed on March 10, 2016. In connection with this offering, the Company sold an aggregate of 800,000 common shares at an average price of $1.33 (US$1.00) per common share for gross proceeds of $1,060,000 (US$800,000). The Company paid a 7% cash commission on the gross proceeds in the amount of $74,200 (US$56,000), incurred additional accounting, legal and regulatory costs of $29,824, and issued 40,000 agent's warrants exercisable at US$1.00 until March 14, 2019.

(ii)	During the six months ended June 30, 2016, the Company issued 320,000 common shares upon the exercise of stock options for gross proceeds of $361,600 (proceeds of $104,300 were paid subsequent to June 30, 2016).

- 20 -

AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the six months ended June 30, 2016 and 2015

(Expressed in Canadian dollars) (unaudited)

15.	SHARE CAPITALAND SHARE-BASED PAYMENT (continued)

(b)	Issued (continued):

(iii)	During the year ended December 31, 2015, the Company continued to issue shares in an at-the-market offering under prospectus supplements, the latest of which was filed on May 27, 2015 for up to US$6,000,000. The Company sold an aggregate of 1,001,196 common shares at an average price of $1.55 (US$1.26) per common share for gross proceeds of $1,551,095 (US$1,260,963) during the year ended December 31, 2015. The Company paid a 3% cash commission on the gross proceeds in the amount of $46,533 (US$37,828) and incurred additional accounting, legal and regulatory costs of $58,763.

(iv)	During the year ended December 31, 2015, the Company issued 922,000 common shares upon the exercise of stock options for gross proceeds of $937,740.

(c)	Stock options:

The Company has a stock option plan to purchase the Company's common shares, under which it may grant stock options of up to 10% of the Company's total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to directors, officers, and employees (up to a limit of 5%), and to persons providing investor relations or consulting services (up to a limit of 2%), the limits being based on the Company's total number of issued and outstanding shares per year. The stock options vest on the date of grant, except for those issued to persons providing investor relations services, which vest over a period of one year. The option price must be greater than or equal to the discounted market price on the grant date, and the option term cannot exceed five years from the grant date.

Continuity of stock options for the six months ended June 30, 2016 and the year ended December 31, 2015 is as follows:

	Underlying Shares	Weighted Average Exercise Price

Stock options outstanding and exercisable, December 31, 2014	3,361,500	$1.39
Granted	50,000	$1.32
Forfeited	(50,000)	$1.90
Exercised	(922,000)	$1.02

Stock options outstanding and exercisable, December 31, 2015	2,439,500	$1.52
Exercised	(320,000)	$1.02
Forfeited	(50,000)	$1.90
Expired	(19,500)	$1.02

Stock options outstanding and exercisable, June 30, 2016	2,050,000	$1.57

- 21 -

AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the six months ended June 30, 2016 and 2015

(Expressed in Canadian dollars) (unaudited)

15.	SHARE CAPITALAND SHARE-BASED PAYMENT (continued)

(c)	Stock options (continued):

As at June 30, 2016, the weighted average remaining contractual life of stock options outstanding was 2.14 years. Details of stock options outstanding and exercisable are as follows:

	Stock Options Outstanding
Expiry Date	Exercise Price	June 30, 2016	December 31, 2015

January 18, 2016	$1.02	-	204,500
September 30, 2016	$1.02	555,000	645,000
February 18, 2018	$1.60	185,000	195,000
September 9, 2018	$1.62	355,000	360,000
September 19, 2019	$1.90	800,000	855,000
December 22, 2019	$1.90	105,000	130,000
September 29, 2020	$1.32	50,000	50,000
		2,050,000	2,439,500

(d)	Earnings (loss) per share:

The calculations for earnings (loss) per share and diluted earnings (loss) per share for the three and six months ended June 30, 2016 and 2015 are as follows:

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015

Net income (loss) for the period	$(450,087)	$361,655	$(392,041)	$737,942
Basic weighted average number of shares outstanding	39,569,018	35,819,166	39,199,301	35,798,371
Effect of dilutive share options	538,393	528,506	296,370	666,355
Diluted weighted average number of shares outstanding	40,107,411	36,347,672	39,495,671	36,464,726
Basic earnings (loss) per share	$(0.01)	$0.01	$(0.01)	$0.02
Diluted earnings (loss) per share	$(0.01)	$0.01	$(0.01)	$0.02

(e)	Restricted Share Units:

On May 27, 2016, the Company's Restricted Share Unit ("RSU") Plan was approved by its shareholders. The RSU Plan is administered by the compensation committee under the supervision of the board of directors as compensation to officers, directors, consultants, and employees. The compensation committee determines the terms and conditions upon which a grant is made, including any performance criteria or vesting period.

Upon vesting, each RSU entitles the participant to receive one common share, provided that the participant is continuously employed with or providing services to the Company. RSUs track the value of the underlying common shares, but do not entitle the recipient to the underlying common shares until such RSUs vest, nor do they entitle a holder to exercise voting rights or any other rights attaching to ownership or control of the common shares, until the RSU vests and the RSU participant receives common shares.

The plan as approved allows for the issuance of up to 870,560 RSUs. As at June 30, 2016, no RSUs had been granted.

- 22 -

AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the six months ended June 30, 2016 and 2015

(Expressed in Canadian dollars) (unaudited)

16.

REVENUE AND COST OF SALES

Revenue and the related cost of sales reflect the sale of silver, gold and copper concentrate from the Avino Mine during the three months ended June 30, 2016, silver and gold concentrate from the San Gonzalo mine during the six months ended June 30, 2016 and from the San Gonzalo mine and the historic Avino stockpiles for the six months ended June 30, 2015.

Cost of sales consists of changes in inventories, direct costs including personnel costs, mine site costs, energy costs (principally diesel fuel and electricity), maintenance and repair costs, operating supplies, external services, third party transport fees, depreciation and depletion, and other expenses for the periods. Direct costs include the costs of extracting co-products. Cost of sales is based on the weighted average cost of contained or recoverable ounces sold for the periods and consists of the following:

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015

Direct costs	$7,989,692	$2,993,476	$8,867,448	$5,170,156
Depreciation and depletion	710,425	542,504	809,433	563,509
	$8,700,117	$3,535,980	$9,676,881	$5,733,665

17.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses on the condensed consolidated interim statements of operations consist of the following:

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015

Salaries and benefits	$376,053	$393,467	$707,704	$737,252
Management and consulting fees	211,925	161,403	366,674	318,664
Office and miscellaneous	148,710	165,142	298,622	310,996
Professional fees	108,741	202,687	188,870	315,812
Investor relations	73,050	58,406	129,152	114,768
Regulatory and compliance fees	84,549	(8,848)	108,740	9,724
Travel and promotion	56,796	92,872	98,139	164,645
Directors fees	49,000	20,000	89,500	40,000
Depreciation	3,713	9,330	7,880	18,524
	$1,112,537	$1,094,459	$1,995,281	$2,030,385

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AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the six months ended June 30, 2016 and 2015

(Expressed in Canadian dollars) (unaudited)

18.	COMMITMENTS

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva's total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 10.

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	June 30, 2016	December 31, 2015
Not later than one year	$704,701	$209,063
Later than one year and not later than five years	741,686	749,242
Later than five years	32,767	43,951
	$1,479,154	$1,002,256

Office lease payments recognized as an expense during the three months ended June 30, 2016 totalled $34,516 (2015 - $29,169).

19.	SUPPLEMENTARY CASH FLOW INFORMATION

	June 30, 2016	June 30, 2015
Net change in non-cash working capital items:
Amounts receivable	$398,864	$(344,699)
Prepaid expenses and other assets	270,646	(588,571)
Amounts due to related parties	11,755	24,277
Taxes recoverable	(1,647,390)	(868,758)
Inventory	(828,558)	(115,302)
Taxes payable	(631,487)	639,880
Accounts payable and accrued liabilities	(562,291)	1,219,304
	$(2,988,461)	$(33,869)

	June 30, 2016	June 30, 2015

Interest paid	$448,589	$64,396
Taxes paid	$2,537,925	$3,739,175

20.	FINANCIAL INSTRUMENTS

The fair values of the Company's cash, amounts receivable, amounts due to related parties, and accounts payable approximate their carrying values because of the short-term nature of these instruments. The fair values of investments are based on quoted market prices. The carrying amounts of the Company's term facility, equipment loans, and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

The Company's financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

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AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the six months ended June 30, 2016 and 2015

(Expressed in Canadian dollars) (unaudited)

20.	FINANCIAL INSTRUMENTS (continued)

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash and amounts receivable.

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with two counterparties. However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company's maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At June 30, 2016, no amounts were held as collateral.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash at June 30, 2016 in the amount of $10,665,086 (December 31, 2015 - $7,475,134) in order to meet short-term business requirements. At June 30, 2016, the Company had current liabilities of $8,344,602 (December 31, 2015 - $14,044,216). Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of the term facility, the equipment loans, and the finance lease obligations are due within 12 months of the condensed consolidated interim statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

The maturity profiles of the Company's contractual obligations and commitments as at June 30, 2016 are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$8,344,602	$8,344,602	$-	$-
Taxes payable	519,736	519,736	-	-
Due to related parties	229,577	229,577	-	-
Minimum rental and lease payments	1,479,154	704,701	741,686	32,767
Term facility	12,055,867	861,133	11,194,734	-
Equipment loans	2,460,467	844,661	1,615,806	-
Finance lease obligations	3,676,312	1,931,110	1,745,202	-
Total	$28,765,715	$13,435,520	$15,297,428	$32,767

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AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the six months ended June 30, 2016 and 2015

(Expressed in Canadian dollars) (unaudited)

20.	FINANCIAL INSTRUMENTS (continued)

(c)	Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below. Interest Rate Risk Interest rate risk consists of two components:

(i)	To the extent that payments made or received on the Company's monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rates on the Company's monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management's opinion, the Company is not exposed to significant interest rate cash flow risk as the Company's finance lease obligations bear interest at fixed rates.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and US dollars:

	June 30, 2016		December 31, 2015
	MXN	USD	MXN	USD

Cash	$9,844,642	$7,231,116	$3,876,257	$4,647,007
Amounts receivable	-	1,376,892	-	2,624,555
Accounts payable and accrued liabilities	(13,217,259)	(2,917,295)	(12,173,726)	(1,534,765)
Term facility	-	(9,333,333)	-	(10,000,000)
Equipment loans	-	(248,283)	-	(313,052)
Finance lease obligations	(390,589)	(2,172,887)	(155,669)	(2,567,593)
Net exposure	(3,763,206)	(6,063,790)	(8,453,138)	(7,143,848)
Canadian dollar equivalent	$(257,143)	$(7,832,596)	$(680,890)	$(9,887,086)

Based on the net Canadian dollar denominated asset and liability exposures as at June 30, 2016, a 10% fluctuation in the Canadian/Mexican and Canadian/US exchange rates would impact the Company's earnings (loss) for the six months ended June 30, 2016 by approximately $780,690 (December 31, 2015 - $981,899). The Company has not entered into any foreign currency contracts to mitigate this risk.

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AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the six months ended June 30, 2016 and 2015

(Expressed in Canadian dollars) (unaudited)

20.	FINANCIAL INSTRUMENTS (continued)

(c)	Market Risk

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its accounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company's control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At June 30, 2016, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in metals prices would have an impact on net earnings (loss) of approximately $180,104 (December 31, 2015 - $481,448).

The Company is exposed to price risk with respect to its investments as certain of these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At June 30, 2016, a 10% change in market prices would have an impact on net earnings (loss) of approximately $3,810 (December 31, 2015 - $3,871).

The Company's profitability and ability to raise capital to fund mineral resource exploration and mining activities is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(d)	Classification of Financial Instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company's financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at June 30, 2016:

	Level 1	Level 2	Level 3
Financial Assets
Cash	$10,665,086	$-	$-
Accounts receivable	1,629,905	-	-
Investments	38,100	-	-
Financial Liabilities
Derivative liabilities	-	-	(670,253)
	$12,333,091	$-	$(670,253)

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AVINO SILVER & GOLD MINES LTD.

Notes to the condensed consolidated interim financial statements

For the six months ended June 30, 2016 and 2015

(Expressed in Canadian dollars) (unaudited)

21.	SUBSEQUENT EVENTS

Share issuances - Subsequent to the six months ended June 30, 2016, the Company issued 1,477,130 common shares under the prospectus supplement at-the-market offering described in Note 15(b)(i) for net proceeds of $5,198,385 (US$3,991,245), and issued 45,000 common shares upon exercise of stock options for proceeds of $81,200.

Commitments - Subsequent to the six months ended June 30, 2016, the Company entered into a contract for construction of a tailings storage facility in Mexico in the amount of US$2,216,766.

Exploration and evaluation assets - The Company entered into an agreement with Great Thunder Gold Corp. ("GTG") dated July 8, 2016 for the acquisition of a 100% interest in the BRX Property. The BRX Property consists of nine mineral claims covering approximately 2,114 hectares in the Lillooet Mining Division of British Columbia. Under the terms of the agreement, the Company will pay $65,000 and issue 10,000 common shares to GTG, and will pay GTG a 1% net smelter returns royalty to a maximum of $250,000 on the sale of ore or other products from the BRX Property. The BRX Property also has a pre-existing 2½% net smelter returns royalty payable to Levon Resources Ltd.

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